NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the annual meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at the Telus Convention Centre, Macleod Hall, 120 – 9th Avenue S.E., Calgary, Alberta T2G 0P3, at 9:00 a.m. (Mountain Daylight Time) on Thursday, May 1, 2014.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2013;
2)	appointment of auditors;
3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;
4)	election of directors; and
5)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 3, 2014 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

/s/ Paul A. Guthrie

Paul A. Guthrie

Corporate Secretary

March 3, 2014

Calgary, Alberta